

October 14, 2011

Via Facsimile – (954) 566-2432
Mr. Roland Breton, President and Acting Chief Executive
Information Architects Corporation
7625 Chapelhill Drive
Orlando, FL 32819

> **Re:** **Information Architects Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 29, 2011**
> **Forms 10-K/A for the fiscal year ended December 31, 2010**
> **Filed April 13, 2011 and July 1, 2011**
> **File No. 000-22325**

Dear Mr. Breton:

We note that your financial statements for the years ended December 31, 2010 and 2009 were audited by Cordovano and Honeck, LLP. Effective October 13, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Cordovano and Honeck, LLP. You can find a copy of the order at
http://pcaobus.org/News/Releases/Pages/10132011_Announce_Sanctions.aspx.

As Cordovano and Honeck, LLP is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Cordovano and Honeck, LLP audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Cordovano and Honeck, LLP. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Cordovano and Honeck, LLP at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Cordovano and Honeck, LLP's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than October 28, 2011. If you have any questions, please contact Jaime G. John, Staff Accountant at 202-551-3446.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant